VOCALTEC ANNOUNCES FIRST QUARTER RESULTS

                Delay of Large Order Skews Revenue Picture;
                   Operating Expenses Continue to Decline


HERZLIA, Israel, May 2, 2002 -- VocalTec Communications Ltd. (NASDAQ:VOCL) today reported results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $3.3 million as a result of a delay in finalizing a large order. This represents a sequential decline of 40 percent from the $5.6 million reported in the fourth quarter of 2001, and a decline of 67 percent from $10.1 million reported in the first quarter of 2001.

Net loss in the first quarter of 2002 was $3.9 million, or $0.32 per share, compared with $4.2 million, or $0.35 per share in the fourth quarter of 2001 and $6.7 million, or $0.55 per share, in the first quarter of 2001. The net loss in the first quarter of 2002 included discontinued operations amounting to $2.4 million related to the carve-out of the Surf & Call business as announced in the fourth quarter.

As a result of continued emphasis on controlling costs, operating expenses for the quarter decreased to $7.8 million, compared to $8.5 million in the fourth quarter of 2001 (which included $200,000 in restructuring costs) and $10.5 million in the first quarter of 2001.

The loss from continuing operations in the first quarter of 2002 decreased to $1.5 million or $0.12 per share, from $3.5 million, or $0.29 per share, in the fourth quarter of 2001 and $3.0 million, or $0.24 per share, in the first quarter of 2001. The Q1 loss from continuing operations included a tax refund of $3.8 million and a $329,000 gain on the sale of ITXC shares, while the Q4 loss from continuing operations included a $941,000 gain on the sale of ITXC shares.

Commenting on the quarter, Dr. Elon Ganor, Chairman and CEO of VocalTec, stated, "The reported revenues are not a true indication of demand during the quarter because we were not able to recognize revenue on a major piece of business due to a delay in the approval process. Although we have been awarded the business, it could take several more weeks for us to finalize the order. Aside from the mechanics of getting purchase orders approved, overall demand during the first quarter was not appreciably better or worse than it has been for the past few quarters."

"Although demand for our core products remains basically the same, we have been seeing a geographic shift based on specific local business conditions and market deregulation," said Ira Palti, Chief Operating Officer. "Q1 focus shifted to India where we were the first vendor to receive the required certification to sell our solutions into this newly deregulated market. In addition we continue to participate in a major trial where we are one of only two vendors still in the running. "

Net decrease in cash in the first quarter was $3.0 million after taking into account a tax refund of $4.4 million relating to capital gains taxes paid in 2000 and 2001 on the sale of ITXC shares, compared with a net decrease in cash of $3.8 million in the fourth quarter of 2001. Excluding the tax refund and proceeds of approximately $400,000 from the sale of 59,500 shares of ITXC stock during the quarter, cash used in operations for the first quarter was $7.8 million.

"We have cut our operating expenses in half versus a year ago, when taking into account the saved expenses from the discontinued segments, and are making every effort to further reduce costs," noted Hugo Goldman, VocalTec's Chief Financial Officer. "The increase in average order size and lengthening procurement cycles, make already poor visibility even worse and leave us vulnerable to a lumpy sales pattern. With large softswitch deployments not expected until the end of the year at the earliest, we will continue to manage our resources very carefully."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of VoIP telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC and NTT Communications, our multi-service solutions are commercially deployed in more than 100 countries, powering 20% of the global VoIP market.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.


For questions or further information, please contact:

For questions or further information, please contact:
Carmen Deville
Investor Relations for VocalTec
201-228-7000 x6208
carmen@vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, viability of VoIP in emerging markets, fluctuations in market demand, financial expectations, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                        VOCALTEC COMMUNICATIONS LTD.
                     CONSOLIDATED RESULTS OF OPERATIONS
   All data in thousands of U.S. dollars except per-share and share data

                                              Three months ended
                                                   March 31
                                               2002              2001

Net Sales                                      3,335             10,125
Cost of Sales                                  1,342              3,251
       Gross Profit                            1,993              6,874

Operating Expenses:

  Research & Development, net                  1,601             2,070
  Marketing & Selling                          4,976             6,553
  General & Administrative                     1,251             1,896
      Total Operating Expenses                 7,828            10,519

        Operating loss                        (5,835)           (3,645)
Other income, net                                329                 0
Financing income, net                            237               690

      Loss from continuing operations
before tax benefit                            (5,269)           (2,955)
Tax Benefit                                    3,791                 0
      Loss from continuing operations         (1,478)           (2,955)

     Discontinued operations:
Loss from operations of discontinued            (588)           (3,751)
segment
Loss on disposal of segment                   (1,786)                0
      Net Loss                                (3,852)           (6,706)

Net income (loss) per ordinary share:
Net Loss from continuing operations            (0.12)            (0.24)
Loss from discontinued operations              (0.20)            (0.31)
     Net Loss                                  (0.32)            (0.55)

Weighted average number of ordinary
shares
used in computing  per share amounts:         12,127            12,127
(in thousands)


                        CONSOLIDATED BALANCE SHEET
                      (In thousands of U.S. dollars)


                                                  March 31          December 31
                                                   2002                2001


Current Assets
  Cash, cash equivalents and short term
  investments                                     15,338              18,356
  Trade receivables, net                           3,412               5,406
  Other receivables                                2,685               2,502
  Inventories                                      5,214               3,608
       Total Current Assets                       26,649              29,872

Investments and Long Term Deposits
  Investment in ITXC shares -
    Available for sale                            10,901              12,955
    Others                                         1,665               1,701
                                                  12,566              14,656
  Other Investments                                  256                 256
  Deposit with insurance companies                 1,845               1,757
                                                  14,667              16,669

Equipment, Net                                     3,959               5,020


Total Assets                                      45,275              51,561



Consolidated Balance Sheet Continued (In thousands of U.S. dollars)

                                                     March 31     December 31
                                                      2002           2001


Current Liabilities
  Accounts payable and accrued expenses              12,353         12,755


Long Term Liabilities
   Deferred income taxes                              3,924          4,745
   Accrued severance pay                              2,853          2,832
                                                      6,777          7,577

        Total Liabilities                            19,130         20,332


Shareholders* Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000
shares;
         Issued and outstanding *
12,127,058 shares as of March 31,2002
and December 31, 2001                                    36             36
Additional paid-in capital                           97,015         97,015
Deferred share-based compensation                       (38)           (38)
Accumulated other comprehensive income                5,886          7,118
Accumulated deficit                                 (76,754)       (72,902)
        Total Shareholders* Equity                   26,145         31,229

                                                     45,275         51,561